May 7, 2015

Tom Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Crowd 4 Seeds, Inc.
Registration Statement on Form S-1
Filed March 25, 2015
File No. 333-202970

Dear Mr. Kluck,

Crowd 4 Seeds, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated April 23, 2015. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1. It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

We agree with your comment. The disclosure has been added in the Amended Form S-1. Please see our response to comment #18.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We believe that the offer and sale of our shares to our existing shareholders was not subject to Section 5 as no offer or sale was made to a person in the United States and no selling efforts were made within the United States.

3. We note that your disclosure in the footnote to the fee table and the cover page of the prospectus references certain shares to be sold on behalf of selling shareholders; however, we were unable to locate any additional disclosure pertaining to such resales in the registration statement, including the draft opinion which appears to covers only an issuance of shares by the company. Please revise to clarify throughout the registration statement, including the summary and distribution sections, whether shares are being offered for resale and include the disclosure required under Item 507 of Regulation S-K.

We acknowledge the Staff’s comment and have included the requested disclosure in the Amended Form S-1under the title "SELLING SECURITY HOLDERS." Additional revisions with respect to the resale by the selling shareholders have been made under: (i) the cover page of the Prospectus; (ii) under the title "The Offering" under "PROSPECTUS SUMMARY" and; (iii) under the title "THE OFFERING". In addition, there are a total of 39 shareholders and not 40. Changes have been made throughout the Amended Form S-1 accordingly.

4. We note your disclosure on page 24 of the business section that “Crowd 4 Seeds plans to match Israeli startups looking to raise funds with potential investors from all over the world seeking to make investments in such companies.” We also note your disclosure on page 24 that “[you] will receive a certain percentage as a transactional success fee for each fundraising campaign that reaches its funding goal.” Please advise us whether Crowd 4 Seeds is registered or intends to register as a broker-dealer. If not, please provide us with an analysis as to why the company’s activities would not require that it register as a broker-dealer under Section 15(a) of the Securities Exchange Act of 1934 or tell us what exception or exemption from registration it is relying upon. We may refer your response to the Division of Trading & Markets.

We acknowledge the Staff’s comment and have included the following disclosure in the Amended Form S-1 under "MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION" "Company Overview":

We will not allow U.S. persons access to the materials presented by the startups offering their securities on our website, unless we first register as a broker-dealer with the SEC under Section 15(a) of the Securities Exchange Act of 1934.

Prospectus Cover Page

5. Please move the disclosure following the “Table of Contents” on page 2, regarding the net proceeds, the Commission legend and the date of the prospectus, to the cover page of the prospectus. Also include any selling shareholders’ net proceeds, as applicable. See Item 501(b)(3) of Regulation S-K.

We agree with your comment. Disclosures have been moved as requested and a selling shareholders' net proceeds table has been added.

6. Please supplement your disclosure in the second to last paragraph on the cover page to include an affirmative statement that proceeds from the sale of the shares in this offering will not be placed in an escrow or trust account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

We acknowledge the Staff's comment. Requested disclosure has been added.

Risk Factors, page 5

Risks Related to Our Business, page 5

General

7. Please revise to include a risk factor to make clear, if true, that management does not have any public company experience.

We agree with your comment. Requested risk factor has been added.

8. Equity-based crowdfunding regulation has yet to be fully approved, page 5

Please revise your discussion of the current “advanced stage” regulations so that the disclosure does not mitigate the risk you are describing.

We agree with your comment. Mitigating language has been removed.

There are significant potential conflicts of interest., page 8

9. Please supplement your disclosure here to disclose potential conflicts of interest that may arise.

We acknowledge the Staff's comment. The only conflict of interest that may arise is the amount of available time to be devoted to the business by our president and chief executive officer as he is engaged in other non-related business activities. The second part of that risk factor was erroneously inserted. This risk factor was changed accordingly.

Use of Proceeds, page 16

10. We note that the company is raising $500,000 in the offering; however, the use of proceeds table only reflects the costs of the offering. Please describe the principal purpose of the proceeds and the approximate amount to be used for each purpose. See Item 504 of Regulation S-K.

We acknowledge the staff's comment and have included the following disclosure in the Amended Form S-1 under "USE OF PROCEEDS":

Proceeds raised in this offering will be used for the following purposes in order of priority from top to bottom (the top being the first priority):

-	Cover legal fees related to this offering: $50,000
-	Expenses related to maintaining a public company: $50,000
-	Programming and graphic design of website: $75,000
-	Marketing expenses: $100,000
-	Travel expenses: $75,000
-	Advertising expenses: $150,000

11. Please disclose the order of priority of the use of proceeds if less than the maximum is raised. See Instruction 1 to Item 504 of Regulation S-K.

We acknowledge the Staff's comment and have added the requested order of priority. Please see the response to comment #10.

Dilution, page 18

12. Please tell us how you calculated $0.047 as the book value per share after the offering assuming 1,000,000 shares are sold.

We acknowledge the Staff's comment. Current net book value is (50,000$). If we will add to that 100,000$ assuming sale of 1,000,000 shares we will get 50,000$ net book value which is the numerator. The denominator is the current 9,054,000 shares plus 1,000,000 shares assumed to be sold, which gives us 10,054,000 shares. The numerator divided by the denominator will give us the 0.0049$ and not 0.047$ as in the previous table. We had a typo in adding zero after the decimal point. The table has been corrected.

Management’s Discussion and Analysis or Plan of Operations

Operations, page 21

13. Please revise your disclosure here or in the business section to include the information under Items 101(a)(2) and 303 of Regulation S-K. Please disclose your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures. Please explain how the company intends to meet each of the milestones if it cannot receive funding. We may have further comments.

We acknowledge the Staff's comment and have added the following disclosure in the Amended Form S-1:

The following outlines the stages that we expect to encounter and necessary funding needed for each stage.

Stage One (Months 1 – 6) ($125,000 est. costs)

-	Build our website using software programmer/s and graphic designer/s.
-	Engage marketing consultants and set up our marketing channels.

Stage Two (Months 6 -12) ($275,000 est. costs)

-	Implement our marketing strategy, meeting with startup companies, startup incubators, and potential investor groups/clubs potentially interested in equity-based crowdfunding.
-	Advertise our website on Israeli financial media.

The stages mentioned above are predicated upon the Company obtaining the necessary financing either through our offering or additional equity or debt financing. If we are not able to obtain the necessary levels of financing as determined by the above stages, we will not be able to meet or achieve any of the time-line objectives. In that case the Company will be forced to proceed on a piecemeal basis using primarily the services of our president and chief executive officer and limited use of outside contractors when and if limited funds are obtained. There is no realistic way to predict the timing or completion in that scenario.

Most if not all of above mentioned planned actions will be predicated on the Company obtaining the necessary financing to accomplish these steps. If financing is not available on terms reasonable to the Company and its shareholders, then the progression steps of this business plan will not occur as planned and may never occur.

14. Please also fully describe the going concern opinion and how the concerns raised in the opinion impact your prospective business operations.

We acknowledge the Staff’s comment and have included the following disclosure in the Amended Form S-1 under "MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION" "Our Plan":

BDO Ziv Haft, our independent registered public accounting firm, which audited our financial statements as of December 31, 2014 and for the period then ended, has raised substantial doubt about our ability to continue as a going concern. Therefore, it is possible that even if we keep costs to a minimum we may not be able to continue operations for the next 12 months.

Results from Operations

Selling, General and Administrative Expenses, page 21

Liquidity, page 22

15. We note that you have devoted current resources to planning your business and completing this offering, as well as your discussion of certain costs estimates over “the next few years.” Please expand to discuss the company’s specific cash requirements for next 12 months to continue its operations.

We acknowledge the Staff's comment and have included the following disclosure in the Amended Form S-1 under "MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION" "Liquidity":

Following are our approximate specific cash requirements for the next twelve months:

-	Cover legal fees related to this offering: $50,000
-	Expenses related to maintaining a public company: $50,000
-	Programming and graphic design of website: $75,000
-	Marketing expenses: $100,000
-	Travel expenses: $75,000
-	Advertising expenses: $150,000

16. Your disclosure under this heading indicates that the work needed to initiate and complete an initial version of your website, attract developers, and initiate your marketing plans, will be approximately $500,000 if outside contractors and experts are used. However, we note that throughout the filing you state that the cost to develop your business plan as currently outlined will be in excess of $500,000. Please clarify and reconcile any such statements.

We acknowledge the Staff's comment. The approximate cost to develop our business plan as currently outlined in the next 12 months would be $500,000. Reconciliation has been made.

Description of Business

17. Please disclose the effect of existing governmental regulations on your business as required by Item 101(h)(4)(ix) of Regulation S-K.

We agree with your comment and have added the following disclosure in the Amended Form S-1:

Regulatory Environment

Should the equity-based crowdfunding regulation in Israel be finally approved, equity-based crowdfunding portals will be subject to regulation by the ISA. The scope and specifications of that regulation have yet to be determined.

Company Overview, page 23

18. Please revise your disclosure here to more fully describe your historical and current activities. See Item 101(h) of Regulation S-K.

We agree with the Staff's comment and have revised the disclosure in the Amended Form S-1 as follows:

We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act. We will continue to be an emerging growth company until: (i) the last day of our fiscal year during which we had total annual gross revenues of $1,000,000,000 or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which we are deemed to be a large accelerated filer, as defined in Section 12b-2 of the Exchange Act.

As an emerging growth company, we are exempt from:

Section 14A (a) and (b) of the Exchange Act, which requires companies to hold stockholder advisory votes on executive compensation and golden parachute compensation;

The requirement to provide in any registration statement periodic report or other report to be filed with the Securities and Exchange Commission, certain modified executive compensation disclosure under Item 402 of Regulation S-K or selected financial data under Item 301 of Regulation S-K for any period before the earliest audited period presented in our initial registration statement;

Compliance with new or revised accounting standards until those standards are applicable to private companies;

The requirement under Section 404(b) of the Sarbanes-Oxley Act of 2002 to provide auditor attestation of our internal controls and procedures; and

Any Public Company Accounting Oversight Board ("PCAOB") rules regarding mandatory audit firm rotation, or an expanded auditor report and any other PCAOB rules subsequently adopted, unless the Securities and Exchange Commission determines the new rules are necessary for protecting the public.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act.

We are also a smaller reporting company as defined in Rule 12b-2 of the Exchange Act. As a smaller reporting company, we are not required to provide selected financial data pursuant to Item 301 of Regulation S-K, nor are we required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. We are also permitted to provide certain modified executive compensation disclosure under Item 402 of Regulation S-K.

Crowd 4 Seeds was incorporated in Nevada on April 11, 2014. Most of the activity through December 31, 2014 involved incorporation efforts and preparation for this Offering.

We are a development stage company and have limited financial resources. We have not established a source of equity or debt financing. Our financial statements include a note emphasizing the uncertainty of our ability to remain as a going concern.

Business Model

Transaction Revenue Model, page 24

19. Please revise to better discuss the transaction success fee, including whether the company plans to employ tiered funding goals for clients.

We acknowledge the Staff's comment and have included the following disclosure in the Amended Form S-1:

We will be entitled to a transaction success fee only for fundraising campaigns that reach their funding goals as such goals are determined by the companies launching these campaigns. We will not employ tiered funding goals.

20. Please revise to better explain the mechanics of activities you plan to conduct on behalf of such clients.

We acknowledge the Staff's comment and have added the following disclosure in the Amended Form S-1:

Crowd 4 Seeds will provide its clients a web platform allowing a meet up with potential interested investors. Our web platform will be offered for Israeli companies looking to raise funds via equity-based crowdfunding. Such companies interested in using our platform for such purpose will post their offering materials on our website so that potential investors having access to the website could review them and decide whether they are interested in participating in the offering by making an investment.

Directors, Executive Officers, Promoters and Control Persons, page 26

21. Please revise Mr. Ostashinsky’s biographical disclosure to include his principal occupation and employment for the past five years, giving exact dates and titles. Include in your revised narrative a discussion of Mr. Ostashinsky’s specific experience with providing crowdfunding services to developing businesses or advise.

We acknowledge the Staff's comment and have revised Mr. Ostashinsky's biographical disclosure in the Amended Form S-1 as follows:

Itzhak Ostashinsky – Mr. Itzhak Ostashinsky has served as Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of Crowd 4 Seeds since inception on April 11, 2014. He oversees operations, accounting and financial aspects of the company to accomplish strategic, marketing and visionary actions. For more than 20 years Mr. Ostashinsky served in various key positions in the insurance industry in Israel. Having served as the CEO of an Israeli insurance company and as a deputy CEO of two other Israeli insurance companies, Mr. Ostashinsky gained meaningful top-level experience in management, marketing, business development and investments. In addition, Mr. Ostashinsky led a group of investors in three different investments in Israeli biotechnology and medical device startups. In the past 5 years (May 4, 2010 – today) Mr. Ostashinsky has been an independent consultant providing marketing and business development consulting services. Mr. Ostashinsky holds a B.A. in Business Administration from Bar-Ilan University, Israel. Given Mr. Ostashinsky's top-level experience in management, marketing, business development and investments we concluded that he is suitable for serving as a director of the Company.

22. Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Ostashinsky should serve as a director.

We acknowledge the Staff's comment. Please see our response to comment #21.

Experts and Counsel, page 38

23. Please provide all disclosures required by Item 509 of Regulation S-K pertaining to your relationship with counsel, including shares currently held by such person or advise.

We agree with the Staff's comment and have added the following disclosure to the Amended Form S-1:

Our Counsel was employed on a contingent basis. Our Counsel will be entitled to the sum of $50,000 in connection with the preparation of this registration statement upon receipt by the Company of the first $50,000 following the effectiveness of this registration statement. Our Counsel does not hold any shares of the Company.

Financial Statements as of December 31, 2014

24. We note that you are based in Israel and that your business plan involves connecting Israeli start-ups with investors. However, your financial statements are presented in U.S. Dollars and do not appear to include any foreign currency adjustments. Please revise to clarify if the U.S. Dollar is your functional currency. Further, please revise to include an accounting policy for foreign currency matters.

We acknowledge the Staff's comment. The Company's functional currency is the US Dollar and has added a foreign currency note in the significant accounting policy section (note 2 H). The Company has no foreign currency adjustment in the statement of income since all liabilities at the balance sheet are denominated at US Dollars.

Note 4 – Commitments and Contingencies, page F-10

25. Please revise your disclosure in this footnote to indicate that your counsel is a related party and reference the further disclosure in Note 8.

We acknowledge the Staff's comment and have added a disclosure to Note 4 to include this information.

Note 8 – Transaction with Related Party, page F-12

26. Please expand your disclosure related to item “B” to discuss the nature of the relationship. Please refer to paragraph 1 of ASC 850-10-50.

We acknowledge the Staff's comment and have added a disclosure to Note 8 to include this information.

Part II. Information Not Required In Prospectus

Recent Sales of Unregistered Securities, page 39

Item 15. Recent Sales of Unregistered Securities, page 41

27. We note your disclosure that you sold 804,000 shares of common stock pursuant to Regulation S of the 1933 Act. Please provide a detailed explanation regarding how each such sale complied with the requirements set forth in paragraph (b) of Rule 903 of Regulation S. Refer to Item 701(d) of Regulation S-K. Refer to Item 701(d) of Regulation S-K.

We acknowledge the Staff's comment and have added the following disclosure to the Amended Form S-1:

All shares issued by the Company to date have been issued under Rule 903 of Regulation S. The shares were offered in an offshore transaction. No selling efforts were made in the United States. None of such shares were offered to a U.S. person. All shareholders have agreed to sell the shares only pursuant to registration under the Act or an available exemption from such registration.

Item 16 Exhibits - Legal Opinion

28. Please revise the opinion to opine upon the legality of the securities under the laws of the state in which the company is incorporated.

We acknowledge the Staff's comment and have caused our Counsel to revise his opinion accordingly.

* * * * *

We acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the Amended S-1; and

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Itzhak Ostashinsky, President and Chief Executive Officer, at + (972) 50-7844477 or Lior Ostashinsky, Legal Counsel, at + (972) 50-5485348 if you have questions or need additional information.

Sincerely,

Crowd 4 Seeds, Inc.

/s/ Itzhak Ostashinsky

Itzhak Ostashinsky, President & CEO